UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
001-32462

  FORM 12b-25

CUSIP NUMBER
69349H107

NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒ Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended:   June 30, 2008

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:     n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   ________________________________________________________

PART I – REGISTRANT INFORMATION
PNM Resources, Inc. Full Name of Registrant
n/a Former Name if Applicable
Alvarado Square Address of Principal Executive Office (Street and Number) Albuquerque, New Mexico 87158 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 11, 2008, PNMR issued a press release announcing its preliminary unaudited results of operations for the quarter ended June 30, 2008.  That press release was furnished as Exhibit 99.1 to the Current Report on Form 8-K filed on August 11, 2008.  That press release discusses that PNMR has only recently completed its annual assessment of its goodwill and non-amortizing intangible assets for possible impairment.  That process resulted in the determination that an after-tax impairment charge of $140.7 million should be recorded in the quarter ended June 30, 2008.  In addition, on August 11, 2008, PNMR’s Board of Directors declared a dividend for the second quarter of 2008 in the amount of $0.125 per share, which is a reduction of 46% from the dividend declared for the first quarter of 2008.  Furthermore, the press release states that PNMR will pursue strategic alternatives for First Choice Power.  These developments, which have only recently been finalized, cannot be completely reflected in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 by its due date without unreasonable effort and expense.  Accordingly, this Form 12b-25 Notification of Late Filing is being filed.  Management of PNMR believes that the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 will be filed within five days of the original due date of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.

PART IV-- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Thomas G. Sategna (Name)	(505) (Area Code)	241-2700 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [X] Yes   [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes   [ ] No

    If so, attach an explanation of anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although PNMR is working diligently on the process, it has not finalized its financial statements for the quarter ended June 30, 2008.  On August 11, 2008, PNMR issued a press release announcing its preliminary unaudited results of operations for the quarter ended June 30, 2008 setting forth net loss for the quarter of $143.5 million, or $1.76 per diluted share, as compared to $20.2 million, or $0.26 per diluted share, for the quarter ended June 30, 2007.  Results of operations for 2008 were negatively impacted by the after-tax impairment of intangible assets amounting to $140.7 million.  Quarterly earnings also were negatively affected by the performance of First Choice Power reflecting the impact of volatile prices and higher purchased power costs within the Electric Reliability Council of Texas market, as well as higher bad-debt and increased operations costs.

  ______________________________________________________________________________

PNM Resources, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2008                                                                                   By:    /s/ Thomas G. Sategna
                                                Vice President and Corporate Controller